EXECUTION VERSION

Exhibit 4.1

FOURTH AMENDMENT TO SECOND AMENDED AND RESTATED
NOTE PURCHASE AND PRIVATE SHELF AGREEMENT

This Fourth Amendment dated as of November 21, 2022 (this “Fourth Amendment”) to the Second Amended and Restated Note Purchase and Private Shelf Agreement dated as of August 6, 2019, as amended by the First Amendment dated as of January 31, 2020, Second Amendment dated as of May 19, 2020 and Third Amendment dated as of May 18, 2021 (as amended, the “Note Agreement”) is between Modine Manufacturing Company, a Wisconsin corporation (the “Company”), PGIM, Inc. (“Prudential”) and each holder of the Series A Notes, the Series B Notes and the Series C Notes (collectively, the “Noteholders”).

RECITALS:

A.         The Company, Prudential and the Noteholders are parties to the Note Agreement pursuant to which the Notes (as defined therein) are outstanding.

B.          The Company has requested, among other things, that Prudential and the Noteholders agree to certain amendments to the Note Agreement, as set forth below.

C.         Subject to the terms and conditions set forth herein, the Noteholders are willing to amend the Note Agreement in the respects, but only in the respects, set forth in this Fourth Amendment.

D.         Capitalized terms used herein shall have the respective meanings ascribed thereto in the Note Agreement, as amended hereby, unless herein defined or the context shall otherwise require.

E.          All requirements of law have been fully complied with and all other acts and things necessary to make this Fourth Amendment a valid, legal and binding instrument according to its terms for the purposes herein expressed have been done or performed.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Noteholders do hereby agree as follows:

SECTION 1. AMENDMENTS.

Effective as of the Effective Date (as defined in Section 3 hereof), the Company and the Noteholders agree that the Note Agreement is amended as follows:

1.1          Section 9.12(a) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(a)          In the event and on each occasion that any Net Proceeds are received by or on behalf of the Company or any of its Subsidiaries in respect of any Prepayment Event, the Company will, and will cause each of its Subsidiaries to, within five Business Days after such Net Proceeds are received, prepay the Term Loans (as defined in the Credit Agreement) pursuant to Section 2.11(f) of the Credit Agreement in an aggregate amount equal to 100% of such Net Proceeds provided that, in the case of any event described in clause (a) or (b) of the definition of the term “Prepayment Event”, if the Company or its relevant Subsidiaries intend to apply the Net Proceeds from such event (or a portion thereof specified in such certificate), within 365 days after receipt of such Net Proceeds, to acquire, replace, rebuild, maintain, develop, construct, improve, upgrade or repair real property, equipment or other tangible assets (excluding inventory) to be used in the business of the Company and/or its Subsidiaries, to make Permitted Acquisitions and/or other permitted Investments (excluding cash and Cash Equivalent Investments and Investments in the Company and its Subsidiaries), to reimburse the cost of any of the foregoing and/or, in the case of any Net Proceeds received by a Foreign Subsidiary, to make a repayment under any local credit facility constituting Debt for borrowed money, and no Default or Event of Default has occurred and is continuing, then no prepayment of such Term Loans shall be required in respect of the Net Proceeds; provided further that to the extent of any such Net Proceeds therefrom that have not been so applied by the end of such 365-day period (or within a period of 180 days thereafter if by the end of such initial 365 day period the Company or one or more Subsidiaries shall have entered into an agreement with an unaffiliated third party to acquire such assets with such Net Proceeds), at which time the Company shall prepay the Term Loans in an amount equal to the Net Proceeds that have not been so applied; provided further that, no such prepayment shall be required as to a Prepayment Event unless the sum of the Net Proceeds received in respect of such Prepayment Event, plus the sum of Net Proceeds received in respect of other Prepayment Events during the same Fiscal Year, in each case excluding Net Proceeds not subject to prepayment as a result of the foregoing re-investment exception, exceeds $7,500,000. Notwithstanding the foregoing, no such prepayment of the Term Loans shall be required to the extent waived in accordance with the Credit Agreement.

1.2        Section 10.2 of the Note Agreement is hereby amended as follows:

(a)         Clause (c) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(c)  the Obligations (as defined in the Credit Agreement as in  effect on the Fourth Amendment Effective Date); provided that the aggregate principal amount of the Debt thereunder in respect of Loans and Letters of Credit (in each case as defined in the Credit Agreement) shall not at any time exceed (i) the sum of $450,000,000 and €40,000,000 plus (ii) additional Debt in respect of Loans and Letters of Credit under the Credit Agreement, whether pursuant to an increase in the commitments under Section 2.20 of the Credit Agreement or otherwise; provided that with respect to any increase under this clause (ii) (1) the aggregate principal  amount  of  such  additional  Debt  shall  not  at  any time exceed $275,000,000 and (2) the holders of the Notes shall have received copies of the material documents evidencing such increase;

(b)          Clause (e) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(e) Receivables/Factoring/SCF Indebtedness not to exceed the greater of (i) $125,000,000 and (ii) 8.75% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) at the time of incurrence thereof in aggregate principal amount outstanding, if no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(c)         Clause (h) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(h) Debt of Foreign  Subsidiaries,  provided  that  (i)  the  aggregate outstanding amount of all Debt of all Foreign Subsidiaries (excluding any Debt permitted under any other subsection of this Section 10.2, Debt under Swap Contracts, and Banking Services Obligations (as such term is defined in the Credit Agreement as in effect on the Fourth Amendment Effective Date)) shall not exceed, at the time of incurrence thereof, the greater of (1) $125,000,000 and (2) 8.75% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)), and (ii) no Default or Event of Default exists at the time of, or would be caused by, the incurrence of any such Debt;

(d)        Clause (j) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(j) Debt consisting of Guaranties of the Company with respect  to Debt of its Subsidiaries permitted under this Section 10.2, provided that the aggregate maximum amount of such Guaranties with respect to Debt of its Subsidiaries (other than (x) Guaranties with respect to Subsidiary Guarantors that are Domestic Subsidiaries and (y) Guaranties with respect to  the  Modine  Europe  Comfort   Letter)   permitted   under   this  Section 10.2(j) (based on the maximum amount of such Guaranties, net of   any cash collateral or letter of credit provided with respect to such Guaranties or the related Debt) shall not exceed, at the time of incurrence thereof, the greater of (i) $150,000,000 and (ii) 10.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b));

(e)          Clause (k) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(k)        Debt under the following Sale and Leaseback Transactions: (i) Sale and Leaseback Transactions existing as of the Fourth Amendment Effective Date, (ii) the Sale and Leaseback Transaction with respect to the Company’s facility located in Kottingbrunn, Austria and (iii) other Sale and Leaseback Transactions entered into after the Fourth Amendment Effective Date where the liability, at the time of incurrence thereof, in the aggregate, is less than the greater of (1) $100,000,000 and (2) 7.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)), in each case, to the extent the incurrence of such Debt pursuant to this clause (k) (with the amount thereof determined by aggregating the present value, applying an appropriate discount rate, as reasonably determined by the Company, from the date on which each fixed lease payment is due under such lease to such date of determination) would be permitted by the last paragraph of this Section 10.2;

(f)          Clause (l) of Section 10.2 is hereby amended and restated in its entirety to read as follows:

(l) Debt (including obligations relating to build-to-suit leases) existing or committed or anticipated in the future to be outstanding on the Fourth Amendment Effective Date (provided, that any Debt incurred pursuant to this clause (l) in respect of any Debt with an aggregate principal amount outstanding and/or committed thereunder that exceeds $5,000,000 or any Debt that is anticipated on the Fourth Amendment Effective Date to be outstanding in the future shall, in each such case, be set forth on Schedule 10.2); provided, that any Debt outstanding pursuant to this clause (l) which is owed by the Company or a Subsidiary Guarantor to any Subsidiary that is neither a Bank Borrower nor a Subsidiary Guarantor shall be subordinated in right of payment to the Notes on customary terms;

(g)        The final proviso of Section 10.2 is hereby amended and restated in its entirety to read as follows:

Notwithstanding anything herein to the contrary, the Company will not permit the aggregate principal amount of the Debt permitted pursuant to clauses (k), (q), (y) and (cc) of this Section 10.2 (and, in each case,extensions, refinancings, renewals, substitutions or replacements thereof pursuant to clauses (ee) and (ff) of this Section 10.2) immediately after giving effect to the incurrence, creation or assumption of such Debt and the use of proceeds thereof, together with the aggregate principal amount of any other Debt outstanding pursuant to such clauses, to exceed, at the time of the incurrence thereof, the greater of (i) $185,000,000 or (ii) 15% of Consolidated Tangible Assets (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) when incurred, created or assumed.

1.3          Section 10.4 of the Note Agreement is hereby amended as follows:

(a) Clause (i) of Section 10.4 is hereby amended and restated in its entirety to read as follows:

(i) any Lien existing on any property or asset prior to the acquisition thereof by the Company or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the Fourth Amendment Effective Date prior to the time such Person becomes a Subsidiary; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall (A) apply only to the property so acquired, products and proceeds thereof and, in the case of property acquired in connection with an acquisition, after-acquired property that is affixed or incorporated into such property and/or that otherwise constitutes after-acquired property that would be required to be subjected to such Lien pursuant to the collateral grant clause and/or other terms of the related secured obligations as in effect immediately prior to the acquisition and (B) not apply to any other property or assets of the Company or any Subsidiary and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, and amendments, modifications, extensions, refinancings, renewals and replacements  thereof to the extent they do not increase the outstanding principal amount thereof;

(b) Clause (k) of Section 10.4 is hereby amended and restated in its entirety to read as follows:

(k)          any Lien on any property or asset of the Company or any  Subsidiary (including Liens relating to build-to-suit leases) existing, or applicable to committed obligations, or anticipated to exist in the future, on the Fourth Amendment Effective Date and set forth in Schedule 10.4, provided that (i) such Lien shall not apply to any other property or asset of the Company or any Subsidiary (other than (A) after-acquired property that is affixed or incorporated into the property or asset covered by such Lien and/or that otherwise constitutes after-acquired property that would be required to be subjected to such Lien pursuant to the collateral grant  clause and/or other terms of the related secured obligations as in effect on the Fourth Amendment Effective Date and (B) proceeds and products thereof), and (ii) such Lien shall secure only those obligations which it secures (or is intended to secure) on the Fourth Amendment Effective Date and extensions, renewals and replacements thereof to the extent that they do not increase the outstanding principal amount thereof;

1.4          Section 10.6 of the Note Agreement is hereby amended as follows:

(a)          Section 10.6(i) is hereby amended and restated in its entirety to read as follows:

(i)        leases, sales or other dispositions of property that, together with all other property of the Company and its Subsidiaries previously leased, sold or disposed of as permitted by this clause (i) during any Fiscal Year do not constitute a Substantial Portion of the property of the Company and its Subsidiaries, provided that, upon giving effect to any such lease, sale or other disposition, no Default or Event of Default shall have occurred and be continuing;

(b)          Section 10.6(aa) is hereby amended to include “and” immediately following the semicolon.

(c)          Section 10.6(bb) is hereby amended to delete both the “;” and “and” at the end of the clause and to substitute a “.” immediately following “business”.

(d)          Section 10.6(cc) is hereby deleted in its entirety.

1.5         Section 10.7 of the Note Agreement is hereby amended by (i) deleting the “and” immediately following the semicolon at the end of clause (k), (ii) deleting the “.” at the end of clause (l) and in substitution inserting “; and” and (iii) inserting a new clause (m) to read as follows:

(m) any other transactions with Affiliates not to exceed an outstanding aggregate amount of $10,000,000.

1.6         Section 10.11(f) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(f) other loans and advances made in the ordinary course of business or otherwise to facilitate transactions permitted under this Agreement; provided that (i) such loans and advances (other than any loans or advances pursuant to the Modine Europe Comfort Letter) shall not exceed, at the time made, the greater of $150,000,000 and 10.0% of the consolidated total assets of the Company and its Subsidiaries (determined as of the last day of the most recent fiscal quarter for which financial statements shall have been delivered pursuant to Section 7.1(a) or Section 7.1(b)) in the aggregate; (ii) not more than $125,000,000 of such $150,000,000/10% basket set forth in this clause (f) may be owing by Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i), and (iii) upon giving effect to the making of any such loans or advances no Default or Event of Default shall have occurred and be continuing. For purposes hereof, Foreign Subsidiaries organized under the laws of India or China shall be deemed to be Foreign Subsidiaries that do not have 65% or more of their Equity Interests pledged under Section 9.9(a)(i);

1.7          Section 10.12 of the Note Agreement is hereby amended as follows:

(a)          Clause (l) of Section 10.12 is hereby amended and restated in its entirety to read as follows:

(l)     Investments that are existing or committed, or anticipated to exist    in the future, as of the Fourth Amendment Effective Date (provided, that any such Investments in any Person that, in the aggregate as to such Person, exceed $5,000,000 and/or any such Investments in any Person that are anticipated as of the Fourth Amendment Effective Date to exist in the future, shall, in each such case, be set forth on Schedule 10.12 or otherwise disclosed in writing to Prudential prior to the Fourth Amendment Effective Date), and any extensions, renewals, replacements or reinvestments of Investments permitted by this clause (l), so long as the aggregate amount of all Investments pursuant to this clause (l) is not increased at any time above the amount of such Investment existing or committed as of the Fourth Amendment Effective Date (other than pursuant to an increase as required by the terms of any such Investment as in existence as of the Fourth Amendment Effective Date, or as otherwise permitted by this Section 10.12);

(b)          Clause (y) of Section 10.12 is hereby amended by amending and restating the final clause of the paragraph as follows:

provided that the foregoing dollar limitation shall not apply if the pro forma Leverage Ratio upon giving effect (including pro forma effect) to such Investment or Acquisition is less than or equal to a ratio equal to 3.00 to 1.00.

1.8          Section 10.14 of the Note Agreement is hereby amended to replace each reference to “after” with “upon”.

1.9          Section 10.15(c) of the Note Agreement is hereby amended and restated in its entirety to read as follows:

(c)          imposed under the Credit Agreement (or the Loan Documents as defined in the Credit Agreement) as in effect on the Fourth Amendment Effective Date or that constitutes a customary term (as determined in good faith by the Company) of unsecured Debt permitted to be incurred hereunder;

1.10        Section 11 of the Note Agreement is hereby amended as follows:

(a) Clause (d) of Section 11 is hereby amended and restated in its entirety to read as follows:

(d) the Company defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) or any Transaction Document and such default is not remedied within 30 days after the Company receives written notice of  such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this Section 11(d)); or

(b) Clause (i) of Section 11 is hereby amended and restated in its entirety to read as follows:

(i)          a final judgment or judgments for the payment of money aggregating in excess of $40,000,000 (to the extent not covered by indemnification or independent third-party insurance as to which the insurer does not dispute coverage) are rendered against one or more of the Company and its Subsidiaries and which judgments are not, within 45 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 45 days after the expiration of such stay; or

(c) Clause (l) of Section 11 is hereby amended and restated in its entirety to read as follows:

(l)          any Collateral Document shall for any reason (except to the extent any loss of perfection or priority results solely from  (i) the Collateral Agent no longer having possession of certificates actually delivered to it representing equity interests pledged under any Transaction Document or (ii) a UCC filing having lapsed because a UCC continuation statement was not filed in a timely manner) fail to create a valid and perfected Lien, subject to the Intercreditor Agreement, in any Collateral purported to be covered thereby, except as permitted by the terms of this Agreement or any Collateral Document.

1.11          Section 12.2 of the Note Agreement is hereby amended and restated in its entirety to read as follows:

Section 12.2 Other Remedies. If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein, in any Note or in any other Transaction Document or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

In addition to any other rights and remedies granted to the Collateral Agent and any holder of the Notes in the Transaction Documents, the Collateral Agent on behalf of the holders of the Notes may, in accordance with and subject to the terms and conditions of the Intercreditor Agreement, exercise all rights and remedies of a secured party under the UCC or any other applicable law. Without limiting the generality of the foregoing, the Collateral Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below and any notice or demand expressly required or provided for in this Agreement or any other Transaction Document) to or upon the Company or its Subsidiaries or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived by the Company on behalf of itself and its Subsidiaries), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, or consent to the use by the Company or its Subsidiaries of any cash collateral arising in respect of the Collateral on such terms as the Required Noteholders (as defined in the Intercreditor Agreement) and Collateral Agent deem reasonable, and/or may forthwith sell, lease, assign give an option or options to purchase or otherwise dispose of and deliver, or acquire by credit bid on behalf of the Secured Parties, the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Collateral Agent or any of the holders of the Notes or elsewhere, upon such terms and conditions as the Required Noteholders may deem advisable and at such prices as the Required Noteholders may deem best, for cash or on credit or for future delivery, all without assumption of any credit risk. The Collateral Agent or any holder of the Notes shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in the Company or its Subsidiaries, which right or equity is hereby waived and released by the Company on behalf of itself and its Subsidiaries. The Company further agrees on behalf of itself and its Subsidiaries, at the Required Noteholders’ or Collateral Agent’s request, to assemble the Collateral and make it available to the Required Noteholders and Collateral Agent at places which the Required Noteholders and Collateral Agent shall reasonably select, whether at the premises of the Company or its Subsidiaries or elsewhere. The Collateral Agent shall apply the net proceeds of any action taken by it pursuant to this Section 12.2, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any other way relating to the Collateral or the rights of the Collateral Agent and the holders of the Notes hereunder, including reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Secured Obligations, in such order as the Required Noteholders and Collateral Agent may elect, and only after such application and after the payment by the holders of the Notes or the Collateral Agent of any other amount required by any provision of law, including Section 9-615(a)(3) of the New York Uniform Commercial Code, need the holders of the Notes or the Collateral Agent account for the surplus, if any, to the Company or its Subsidiaries. To the extent  permitted by applicable law, the Company on behalf of itself and its Subsidiaries waives all Liabilities it may acquire against the Collateral Agent or any holder of the Notes arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

1.12        Section 22.3(i) of the Note Agreement is hereby amended and restated in its entirety as follows:

(i) Accounting Terms. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Company notifies the holders of Notes that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the holders of Notes notify the Company that Prudential or the Required Holders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then (A) such provision shall be interpreted on the basis of GAAP as in effect and applied without giving effect to such change and (B) the Company shall provide to the holders of Notes financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP, until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, (i) all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein (including computations in respect of compliance with Sections 10.1 and 10.3) shall be made (a) without giving effect to any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Debt or other liabilities of the Company or any Subsidiary at “fair value”, as defined therein and (b) without giving effect to any treatment of Debt under Accounting Standards Codification 470-20 or 2015-03 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Debt in a reduced or bifurcated manner as described therein, and such Debt shall at all times be valued at the full stated principal amount thereof, provided, that, in the event the Company makes any such election or clause (b) would be applicable to the financing statements of the Company and its Subsidiaries in accordance with GAAP, the Company shall provide to the holders of the Notes financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such covenants made before and after giving effect to such election or application and (ii) other than for purposes of the preparation and delivery of financial statements as contemplated by this Agreement, any obligations relating to a lease that was accounted for by such Person as an Operating Lease as of the Fourth Amendment Effective Date and any similar lease entered into after the Fourth Amendment Effective Date by such Person (or any subsidiary or Affiliate of such Person) shall be accounted for as obligations relating to an Operating Lease and not as Capitalized Lease Obligations.

1.13        Schedule B to the Note Agreement is hereby amended by deleting the following definition:

“Dakota Assets”

“Dakota Disposition”

“Modine Austria Comfort Letters”

“Second Amendment Effective Date”

“Third Amendment Effective Date”

1.14        Schedule B to the Note Agreement is hereby amended by adding, or amending and restating, as applicable, the following definitions:

“Capital Lease” of a Person means any lease of property by such Person as lessee which would be, in accordance with GAAP subject to Section 22.3(i), recorded as a finance lease on a balance sheet of such Person (excluding, for the avoidance of doubt, Operating Leases, whether or not capitalized on the balance sheet).

“Consolidated EBITDA” means, with reference to any period, Consolidated Net Income of the Company (plus, to the extent not included in Consolidated Net Income, all cash dividends and cash distributions received by the Company or any Subsidiary from any Person in which the Company or any Subsidiary has made an Investment), adjusted to exclude the following items (a) through and including (n) (without duplication) to the extent taken into account in determining Consolidated Net Income and adjusted (without duplication) on a pro forma basis as contemplated by the following item (m), all calculated for the Company and its Subsidiaries on a consolidated basis in accordance with GAAP:

(a)          Consolidated Interest Expense and Receivables Transaction Financing Costs,

(b)          expense for federal, state, local and foreign income and franchise taxes paid or accrued,

(c)          depreciation and amortization,

(d)          non-cash stock based compensation expense,

(e)          non-recurring and/or unusual gains or expenses, costs, losses and charges; provided that the aggregate cash amount added back pursuant to this clause (e) shall not, when aggregated with the Non-S-X Adjustment Amount defined in clause (m) below, exceed the greater of $25,000,000 and fifteen percent (15%) of Consolidated EBITDA for such period prior to giving effect to such cash amount and the Non-S-X Adjustment Amount for such period,

(f)          any other non-cash charges, losses, costs, expenses, income, gains or other non-cash items (excluding the accrual of revenue in the ordinary course and any non-cash gains or other items increasing Consolidated EBITDA which represent the reversal of any accrual of, or reserve for, anticipated cash charges in any prior period that reduced Consolidated EBITDA in an earlier period and any items for which cash was received in any prior period), it being understood that any non-cash charges, losses, costs, expenses or other items deducted in the calculation of Consolidated Net Income and added back in the determination of Consolidated EBITDA for a prior period shall be deducted in the calculation of Consolidated EBITDA during any subsequent period to the extent such items become cash charges during such subsequent period,

(g)          any net after-tax loss from disposed, abandoned, transferred, closed or discontinued operations,

(h)          costs, expenses, charges and losses with respect to liability or casualty and condemnation events, takings under power of eminent domain and similar events or business interruption, in each case to the extent covered by insurance and actually reimbursed or with respect to which the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer, and only to the extent that such amount is (i) not denied by the applicable carrier in writing within 180 days (with a deduction for any amount so added back and then denied within such 180-day period) and (ii) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days),

(i)          the Transaction Costs and any other out of pocket fees, costs and expenses incurred during such period in connection with (A) any issuance of Debt permitted hereunder, the amendment, amendment and restatement, refinancing, retirement or repayment of any Debt or any issuance of equity, (B) any Permitted Acquisitions, (C) any divestiture permitted hereunder and (D) any Investment permitted hereunder,

(j)           Restructuring Charges in an amount not to exceed
(i) $25,000,000 in any Fiscal Year or (ii) $75,000,000 for all times after the Fourth Amendment Effective Date,

(k)          Make-Whole Amounts under this Agreement,

(l)        fees costs and expenses relating to, and awards and settlement payments in respect of, litigation, arbitration and/or other resolutions of legal disputes (provided that the aggregate amount permitted to be added back for any such loss pursuant to this clause (l) shall not exceed $10,000,000 during such period),

(m)       with respect to each Permitted Acquisition, demonstrable cost savings and cost synergies (in each case, net of continued associated expenses) that, as of the date of calculation with respect to such period, are anticipated by the Company in good faith to be realized within 12 months following such Permitted Acquisition, net of the amount of any such cost savings and cost synergies otherwise included, or added back, pursuant to this definition, provided that (1) the amount of such cost savings and synergies under this clause (m) relating to any Permitted Acquisition may not exceed the greater of $25 million and fifteen percent (15%) of the EBITDA (determined with respect to the target of such Permitted Acquisition, determined on a basis consistent with Consolidated EBITDA as defined herein) for such period (as calculated without giving effect to this clause (m)) unless approved by the Required Holders, (2) the amount of such cost savings and cost synergies that do not comply with Article 11 of Regulation S-X (the “Non-S-X Adjustment Amount”), for any four quarter period added back under this clause (l) may not, when aggregated with the amount of any increase to Consolidated Net Income pursuant to clause (e) above, exceed the greater of $25,000,000 and fifteen percent (15%) of Consolidated EBITDA for such period (as calculated without giving effect to any increase pursuant to clause (e) above and the Non-S-X Adjustment Amount), (3) such cost savings and cost synergies have been reasonably detailed by the Company in the applicable compliance certificate required by Section 7.2(b), and (4) if any cost savings or cost synergies included in any pro forma calculations based on the anticipation that such cost synergies or cost savings will be achieved within such 12- month period shall at any time cease to be reasonably anticipated by the Company to be so achieved, then on and after such time any pro forma calculations required to be made under this Agreement shall not reflect such cost synergies or cost savings, all determined in accordance with GAAP for such period; and

(n)        Restructuring Charges solely in connection with, and directly related to, the exit of the automotive business segment, the details of which Restructuring Charges were disclosed by the Company to Prudential and the holders of Notes prior to the Fourth Amendment Effective Date, in an amount not to exceed (i) $25,000,000 in any Fiscal Year or (ii) $55,000,000 for all times after the Fourth Amendment Effective Date.

For purposes hereof, “Consolidated EBITDA” shall be adjusted to give effect to each Acquisition, and any related Debt and related interest expense, and each disposition of any Subsidiary or of all or substantially all of the assets of any Subsidiary or of greater than 50% of the Equity Interests of any Subsidiary (including any Debt repaid in connection therewith and related interest expense), in each case that occurred during the applicable period as if such Acquisition or disposition had occurred at the inception of such period.

“Credit Agreement” means the Fifth Amended and Restated Credit Agreement, dated as of October 12, 2022, among the Company, the Foreign Subsidiaries named therein, the Bank Agent and the Banks, and as further amended, restated, supplemented, otherwise modified, refinanced or replaced from time to time.

“Debt” of any Person means, without duplication, such Person’s (i) obligations for borrowed money and all mandatory obligations under any Disqualified Stock, (ii) obligations representing the deferred purchase price of property or services (other than accounts payable and accrued expenses, in each case, arising in the ordinary course of such Person’s business), (iii) obligations, whether or not assumed, secured by Liens or payable out of the proceeds or production from property now or hereafter owned or acquired by such Person, (iv) obligations which are evidenced by notes, acceptances, or other similar instruments (other than with respect to accounts payable arising in the ordinary course of such Person’s business), (v) obligations of such Person to purchase securities or other property arising out of or in connection with the sale of the same or substantially similar securities or property, (vi) Capitalized Lease Obligations, (vii) obligations in respect of letters of credit or instruments serving a similar function issued or accepted for its account by banks and other financial institutions (whether or not representing obligations for borrowed money), (viii) Guaranties in respect of Debt of any other Person, (ix) Off-Balance Sheet Liabilities, (x) Receivables Transaction Attributed Indebtedness, (xi) Supply Chain Finance Outstanding Obligations and (xii)    obligations under Swap Contracts. In the event any of the foregoing Debt is limited to recourse against a particular asset or assets of such Person, the amount of the corresponding Debt shall be equal to the lesser of the amount of such Debt and the fair market value of such asset or assets at the date of determination of the amount of such Debt. Notwithstanding the foregoing, the term “Debt” shall exclude (1) purchase price adjustments, earnouts, holdbacks or deferred payments of a similar nature (including deferred compensation representing consideration or other contingent obligations incurred in connection with an Acquisition), except in each case to the extent that such amount payable is, or becomes, reasonably determinable and contingencies have been resolved, (2) Debt that has been defeased, discharged and/or redeemed in accordance with its terms, provided that funds in an amount equal to all such Debt (including interest and any other amounts required to be paid to the holders thereof in order to give effect to such defeasance, discharge and/or redemption) have been irrevocably deposited with a trustee for the benefit of the relevant holders of such Debt, (3) accrued pension cost, employee benefits and postretirement health care obligations arising in the ordinary course of business, (4) obligations in respect of customer advances received and held in the ordinary course of business or (5) interest, fees, make-whole amounts, premium, charges or expenses, if any, relating to the principal amount of Debt.

“Disqualified Stock” means any Equity Interest that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures or is mandatorily redeemable (other than solely for Equity Interests that are not Disqualified Stock), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Notes and all other obligations under the Transaction Documents that are accrued and payable), or (b) is redeemable at the option of the holder thereof, in whole or in part, in each case, prior to a date one year after the latest Maturity Date (as defined in the Credit Agreement) at the time such Equity Interest is issued; provided that if such Equity Interest is issued pursuant to a plan for the benefit of employees of the Company or any Subsidiary or by any such plan to such employees, such Equity Interest shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability.

“Equity Interests” means (a) in the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock and any warrants, rights or other options to purchase or otherwise acquire capital stock or such securities or any other form of equity securities, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents  (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding, in each of the foregoing cases, (i) any agreement for the purchase of the equity interests of a Subsidiary prior to the consummation of such purchase and (ii) any convertible Debt until such convertible Debt has been converted pursuant to the terms thereof.

“Fourth Amendment Effective Date” means November 21, 2022.

“Leverage Ratio” means, as of any date of calculation, the ratio of:

(i)          the Company’s Consolidated Total Debt outstanding on such date, minus:

(a)          the amount of any Cash Collateral (as defined in the Credit Agreement as in effect on the Fourth Amendment Effective Date) provided for any of the Secured Obligations, and

(b)          the amount by which the sum of 100% of the unrestricted cash of the Company and its Domestic Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances plus 100% of the unrestricted cash of the Foreign Subsidiaries at such time that is not subject to any Lien other than in favor of the Collateral Agent or Permitted Encumbrances and that is freely transferrable without restriction (which restriction has not been waived or terminated) to the United States (it being understood and agreed that “freely transferable” shall not be deemed to refer to (i) any procedures or limitations which are solely within the control of the Company or applicable Foreign Subsidiary and which do not require the approval or consent of any other third party or Governmental Authority or (ii) in the case of cash maintained in the People's Republic of China, the requirement to obtain approval from the State Administration of Foreign Exchange (“SAFE”) if, as of any date of determination, SAFE has not denied the then most recent approval request by the Company or any of its Subsidiaries to repatriate such cash out of the People's Republic of China), exceeds $5,000,000, and

(c)          any Off-Balance Sheet Liabilities arising from Permitted Sale and Leaseback Transactions, and

(d)         up to $7,500,000, in the aggregate, of (i) Supply Chain Finance Outstanding Obligations, (ii) Off-Balance Sheet Liabilities relating to Permitted Factoring transactions and/or (iii) Receivables Transaction Attributed Indebtedness relating to the factoring of accounts receivable and related rights and property to any Person other than the Company or any Subsidiary in the ordinary course of business, and

(e)          up to $5,000,000, in the aggregate, of outstanding undrawn contingent Letters of Credit and/or instruments serving a similar function issued or accepted by banks and/or other financial institutions, and

(f)          all Rate Management Obligations (as defined in the Credit Agreement), to

(ii)          the Company’s Consolidated EBITDA for the then most recently ended four Fiscal Quarters;

provided that, at any time after the definitive agreement for any Material Acquisition shall have been executed (or, in the case of a Material Acquisition in the form of a tender offer or similar transaction, after the offer shall have been launched) and prior to the consummation of such Material Acquisition (or termination of the definitive documentation in respect thereof (or such later date as such debt ceases to constitute Acquisition Indebtedness as set forth in the definition of “Acquisition Indebtedness”)), any Acquisition Indebtedness (and the proceeds of such Debt) shall be excluded from the determination of the Leverage Ratio.

“Liabilities” means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

“Material Adverse Effect” means a material adverse effect on (a) the business, results of operations, financial condition, assets, or properties of the Company and its Subsidiaries taken as a whole, excluding changes or effects in connection with specific events (and not general economic or industry conditions) applicable to the Company and/or its Subsidiaries as disclosed in any Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with or furnished to the SEC, in each case prior to the Fourth Amendment Effective Date), or (b)  the ability of the Company or any Subsidiary Guarantor to perform its obligations under this Agreement, the Notes or any other Transaction Document to which it is a party, or (c) the validity or enforceability of this Agreement, the Notes, the Subsidiary Guaranty or any other Transaction Document against the Company or any Subsidiary Guarantor or the rights and remedies against the Company or any Subsidiary Guarantor thereunder.

“Material Indebtedness” means (a) Debt under the Credit Agreement and (b) any other Debt (other than the Notes and intercompany indebtedness owing by and among the Company and/or its Subsidiaries) of the Company or any of its Subsidiaries in respect of any credit or loan facility or publicly issued or privately placed debt issuance if the  aggregate principal amount outstanding and/or committed in respect of such credit or loan facility or debt issuance exceeds $40,000,000.

“Modine Europe Comfort Letter” means that certain Comfort Letter dated as of November 30, 2021 made by the Company in favor of Modine Holding GmbH.

“Net Proceeds” means, with respect to any event, (a) the cash proceeds received in respect of such event (other than from the Company or any of its Subsidiaries), including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, net of (b) the sum of (i) all fees and out-of-pocket expenses paid to third parties (other than Affiliates) in connection with such event, (ii) in the case of a sale, transfer or other disposition of an asset (including pursuant to a Sale and Leaseback Transaction or a casualty or a condemnation or similar proceeding), the amount of all payments required to be made as a result of such event to repay Debt (other than Notes), including penalties and breakage, secured by such asset or otherwise subject to mandatory prepayment as a result of such event, (iii) the amount of all taxes paid (or reasonably estimated to be payable) and the amount of any reserves established to fund contingent liabilities reasonably estimated to be payable, in each case during the year that such event occurred or the next two succeeding years and that are directly attributable to such event (as determined reasonably and in good faith by a Responsible Officer), (iv) any repatriation costs associated with the receipt by the applicable taxpayer of such proceeds, (v) any costs associated with unwinding any related Swap Contract in connection with such event and (vi) any customer deposits required to be returned as a result of such transaction; provided, however, that the amount determined pursuant to the foregoing shall be reduced, in the case of any Net Proceeds received by a joint venture Subsidiary, by the amount attributable to (and not available for distribution to, or for the account of, the Company or a Wholly-owned Subsidiary) noncontrolling interests in such joint venture Subsidiary owned by any Person other than the Company or any of its Subsidiaries.

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of   OFAC   Sanctions  Programs  may  be  found at https://home.treasury.gov/policy-issues/financial-sanctions/sanctions- programs-and-country-information.

“Operating Leases” of a Person means any lease of property which would be, in accordance with GAAP subject to Section 22.3(i), recorded as an operating lease on a balance sheet of such Person.

“Qualified Receivables Transaction” means any transaction or series of related transactions that may be entered into by the Company or any Subsidiary pursuant to which the Company or any Subsidiary may sell, convey or otherwise transfer to a newly-formed Subsidiary or other special-purpose entity, or any other Person, any accounts, notes receivable or other financial assets and, in each case, rights related thereto on a limited recourse basis, provided that such sale, conveyance or transfer qualifies as a sale under GAAP.

“Significant Obligations” means Debt (other than the Notes and intercompany Debt owing by and among the Company and/or its Subsidiaries) of any one or more of the Company and its Subsidiaries in an aggregate outstanding principal amount exceeding $40,000,000. For purposes of determining Significant Obligations, the “principal amount”  of the Swap Contracts at any time shall be determined based on the Net Mark-to-Market Exposure of the Company or any Subsidiary.

“Substantial Portion” means, with respect to the property of the Company and its Subsidiaries, property (excluding intercompany items) which represents more than 10% of the consolidated total assets of the Company and its Subsidiaries as would be shown in the consolidated financial statements of the Company and its Subsidiaries as at the beginning of the twelve-month period ending with the month in which such determination is made (or if financial statements have not been delivered hereunder for that month which begins the twelve-month period, then the financial statements delivered hereunder for the quarter ending immediately prior to that month).

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

1.15        Schedules 10.2, 10.4 and 10.12 to the Note Agreement are hereby amended and restated in their entirety to read as set forth in Exhibit A attached hereto.

SECTION 2. REPRESENTATIONS AND WARRANTIES.

2.1         To induce Prudential and the Noteholders to execute and deliver this Fourth Amendment (which representations shall survive the execution and delivery of this Fourth Amendment), the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that:

(a)        this Fourth Amendment has been duly authorized, executed and delivered by it and this Fourth Amendment constitutes the legal, valid and binding obligation, contract and agreement of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(b)       the Note Agreement, as amended by this Fourth Amendment, constitutes the legal, valid and binding obligations, contracts and agreements of the Company enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws and equitable principles relating to or limiting creditors’ rights generally;

(c)        the execution, delivery and performance by the Company of this Fourth Amendment (i) has been duly authorized by all requisite corporate action and, if required, shareholder action, (ii) does not require the consent or approval of any governmental or regulatory body or agency, and (iii) will not (A) violate (1) any provision of law, statute, rule or regulation applicable to the Company or its certificate of incorporation or bylaws, (2) any order of any court or any rule, regulation or order of any other agency or government binding upon it, or (3) any provision of any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, or any other Material agreement or instrument to which it is a party or by which its properties or assets are or may be bound or affected, including without limitation the Credit Agreement, or (B) result in a breach or constitute (alone or with due notice or lapse of time or both) a default under, or require any consent or approval under, any indenture, deed of trust, agreement or other instrument referred to in clause (iii)(A)(3) of this Section 2.1(c);

(d)        upon giving effect to the amendments to the Note Agreement contained in this Fourth Amendment, all the representations and warranties contained in Section 5 of the Note Agreement and in the other Transaction Documents are true and correct in all material respects with the same force and effect as if made by the Company and the Subsidiary Guarantors on and as of the date hereof; provided that, notwithstanding any provision of this Fourth Amendment or the Note Agreement to the contrary, in lieu of making the representation and warranty set forth in the last sentence of Section 5.3 of the Note Agreement as a condition to the occurrence of the Fourth Amendment Effective Date, the Company and each Subsidiary Guarantor represents and warrants to the Noteholders that, since March 31, 2022, there has been no change in the financial condition, operations, business or properties of the Company and its Subsidiaries, taken as a whole, that individually or in the aggregate has had a Material Adverse Effect; and

(e)          upon giving effect to the amendments to the Note Agreement contained in this Fourth Amendment, no Default or Event of Default shall be in existence.

SECTION 3. CONDITIONS TO EFFECTIVENESS.

This Fourth Amendment shall not become effective until, and shall become effective on the date (the “Effective Date”) when, each and every one of the following conditions shall have been satisfied:

(a)         Executed counterparts of this Fourth Amendment, duly executed by the Company, the Subsidiary Guarantors, Prudential and the Noteholders, shall have been delivered to Prudential and the Noteholders;

(b)          The Noteholders shall have received a fully-executed copy of the Credit Agreement;

(c)          Each Subsidiary required under the Note Agreement to be a party to the Subsidiary Guaranty as of the Effective Date shall have executed and delivered the Subsidiary Guaranty, or a joinder thereto, in form and substance reasonably satisfactory to the Required Holders, and the Subsidiary Guaranty shall be in full force and effect with respect to such Subsidiary, and such Subsidiary shall have complied with all other applicable provisions of Section 9.8 of the Note Agreement;

(d)        The representations and warranties of the Company and each Subsidiary Guarantor in this Fourth Amendment and in each of the other Transaction Documents to which it is a party shall be correct when made and on the Effective Date (subject to the proviso to Section 2.1(d) of this Fourth Amendment); and

(e)          All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in substance and form to the Noteholders, and the Noteholders shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

SECTION 4. EXPENSES.

The Company hereby confirms its obligations under the Note Agreement, whether or not the transactions hereby contemplated are consummated, to pay, promptly after request by any Noteholder, all reasonable and documented out-of-pocket costs and expenses, including reasonable, documented and invoiced attorneys’ fees and expenses of one special counsel for each of the Noteholders, incurred by any Noteholder in connection with this Fourth Amendment or the transactions contemplated hereby, in enforcing any rights under this Fourth Amendment, or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Fourth Amendment or the transactions contemplated hereby. The obligations of the Company under this Section 4 shall survive transfer by any Noteholder of any Note and payment of any Note.

SECTION 5. REAFFIRMATION.

Each Subsidiary Guarantor hereby consents to the terms and conditions of this Fourth Amendment, including without limitation all covenants, representations and warranties, releases, indemnifications, and all other terms and provisions hereof, and the consummation of the transactions contemplated hereby, and acknowledges that its Guaranty under the Subsidiary Guaranty and its obligations under all other Transaction Documents to which it is a party remain in full force and effect and are hereby ratified and confirmed in all respects.

SECTION 6. MISCELLANEOUS.

6.1        This Fourth Amendment shall be construed in connection with and as part of the Note Agreement, and except as modified and expressly amended by this Fourth Amendment, all terms, conditions and covenants contained in the Note Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. The Company and the Subsidiary Guarantors acknowledge and agree that no holder is under any duty or obligation of any kind or nature whatsoever to grant the Company any additional amendments or waivers of any type, whether or not under similar circumstances, and no course of dealing or course of performance shall be deemed to have occurred as a result of the amendments herein.

6.2       Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Fourth Amendment may refer to the Note Agreement without making specific reference to this Fourth Amendment but nevertheless all such references shall include this Fourth Amendment unless the context otherwise requires.

6.3          The descriptive headings of the various Sections or parts of this Fourth Amendment are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

6.4          This Fourth Amendment shall be governed by and construed in accordance with New York law.

6.5          The execution hereof by you shall constitute a contract between us for the uses and purposes hereinabove set forth, and this Fourth Amendment may be executed in any number of counterparts and by electronic means, each executed counterpart constituting an original, but all together only one agreement.

* * * * *

MODINE MANUFACTURING COMPANY

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	Executive Vice President and Chief Financial Officer

MODINE CIS HOLDING INC.

By:	/s/ Scott C. Reaume
Name:	Scott C. Reaume
Title:	Treasurer

MODINE GRENADA LLC

By:	/s/ Scott C. Reaume
Name:	Scott C. Reaume
Title:	Treasurer

MDA US LLC

By:	/s/ Michael B. Lucareli
Name:	Michael B. Lucareli
Title:	President

[Fourth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

ACCEPTED AND AGREED TO:

PGIM, INC.

By:	/s/ Thomas Molzahn
Vice President

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
PRUDENTIAL ARIZONA REINSURANCE TERM COMPANY
PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE INSURANCE COMPANY
PRUDENTIAL LEGACY INSURANCE COMPANY OF NEW JERSEY
PRUDENTIAL TERM REINSURANCE COMPANY

By:	PGIM, Inc., as investment manager

By:	/s/ Thomas Molzahn
Vice President

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION

By:	Pruco Life Insurance Company (as Grantor)

By:	PGIM, Inc. (as Investment Manager)

By:	/s/ Thomas Molzahn
Vice President

[Fourth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]

PAR U HARTFORD LIFE & ANNUITY COMFORT TRUST

By:	Prudential Arizona Reinsurance Universal Company, as Grantor

By:	PGIM, Inc., as investment manager

By:	/s/ Thomas Molzahn
Vice President

THE GIBRALTAR LIFE INSURANCE CO., LTD.
THE PRUDENTIAL LIFE INSURANCE COMPANY, LTD.

By:	PGIM Japan Co., Ltd., as Investment Manager

By:	PGIM, Inc., as Sub-Adviser

By:	/s/ Thomas Molzahn
Vice President

[Fourth Amendment to Second Amended and Restated Note Purchase and Private Shelf Agreement]